

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2002

GRUPO TELEVISA, S.A.
(Translation of registrant's name into English)

Av. Vasco de Quiroga No. 2000, Colonia Sante Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

(If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82 ____.)

CRGH



Televisa

FOR IMMEDIATE RELEASE

GRUPO TELEVISA LAUNCHES NEW LIVE EVENT TICKETING SERVICE

Mexico City, June 13, 2002 – Grupo Televisa, S.A. (NYSE:TV; BMV:TLEVISA CPO) today announced that the Company launched "TicketAcces," a live event ticketing service. The new enterprise was formed through a strategic alliance between Televisa and Bank Note Corporation, a company system integrator that provides advanced solutions for access control, security and rights-of-ownership protection. Bank Note Corporation developed the "Ticket Access" system.

The first event utilizing the new service is the world renowned Cirque du Soleil in Mexico City, October 2002 – the first time the troupe has ever performed in Latin America.

This new enterprise constitutes a step forward in the vertical integration of the Company's live entertainment business with on-demand access to tickets to some of Mexico's most popular live events. "TicketAcces" allows customers to purchase tickets for live entertainment with a reduction of up to 50% of the service charge that prevails in the market. Orders can be placed via telephone, the Internet, or at one of the selling points located in retail stores throughout the Mexico City metropolitan area.

Grupo Televisa S.A. is the largest media company in the Spanish-speaking world, and a major player in the international entertainment business. It has interests in television production and broadcasting, programming for pay television, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and show business promotions, paging services, feature film production and distribution, dubbing, and the operation of a horizontal Internet portal. Grupo Televisa also has an unconsolidated equity stake in Univision, the leading Spanish-language television company in the United States.

BNC, S.A. de C.V. (Bank Note Corporation) is a major value added systems integrator that supplies government and business enterprises worldwide with advanced end-to-end solutions for access control, border control, personal identification, regulatory compliance, and rights-of-ownership validation and protection. The Company leads across a spectrum of access control systems and security print applications, including systems for issuing and authenticating passports, visas, identification cards, drivers licenses, vehicle registrations, transport and shipping documentation, regulatory compliance, social program administration, entertainment ticketing, product ownership verification, and brand/copyright protection. BNC, S.A. de C.V. holds important contracts and alliances in Middle East, Asia and Central America.

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Grupo Televisa, S.A. Av. Vasco de Quiroga 2000 C.P. 01210 México, D.F

Contacts:

In Mexico:
Alberto Islas
Grupo Televisa, S.A.
Av. Vasco de Quiroga No. 2000
Colonia Santa Fe
01210 México, D.F.
(5255) 5261-2000

In U.S. & Europe:
Adam Miller / Robert Malin
The Abernathy MacGregor Group
501 Madison Avenue
New York, NY 10022
(212) 371-5999

Francisco Martínez de Velasco Cortina
BNC, S.A. de C.V. –México
Etla No. 14,
Colonia Condesa
06100 México, D.F.
(5255) 2614 0510

Terry A. Hull
BNC Security Inc.-USA
Santa Clara,
California
(831) 626 0129

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.
(Registrant)

Dated: June 14, 2002

By /s/ Jorge Lutteroth Echegoyen
Name: Jorge Lutteroth Echegoyen
Title: Controller, Vice-President